UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HighPeak Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

43114Q 105
(CUSIP Number)

John Paul DeJoria 109 West 7th Street, Suite 200 Georgetown, Texas 78626 (512) 360-8918
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 43114Q 105	SCHEDULE 13D/A	Page 2 of 4

1.	Names of Reporting Persons
John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
13,313,744
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
13,313,744
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,313,744
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
11.33%
14.	Type of Reporting Person
IN

CUSIP 43114Q 105	SCHEDULE 13D/A	Page 3 of 4

This Amendment No. 1 amends and supplements the Schedule 13D relating to the Common Stock, par value $0.0001 per share, of HighPeak Energy, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on September 2, 2020. Unless otherwise defined herein, terms used herein that are defined in the Schedule 13D are used herein as so defined.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 23, 2022, the Trustee expended an aggregate of $50,000,000 of funds held by him as trustee of the Trust to acquire from the Company 2,313,744 shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

All securities of the Company acquired by Mr. DeJoria were acquired in his capacity as the Trustee,as an investment. Mr. DeJoria has no present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Trustee intends to assess its investment in the Company on a continuing basis. Depending on various factors, including without limitation Mr. DeJoria’s perceptions of the Company’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the securities of the Company, conditions in the securities markets, and general economic and industry conditions, the Trustee may in the future take such actions with respect to its investment in the Company as the Trustee may deem appropriate, including without limitation purchasing additional shares of Common Stock, Warrants, CVRs and/or other securities of the Company or selling or otherwise disposing some or all of the Trustee’s shares of Common Stock, Warrants and/or CVRs.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The responses under Item 3 above and Item 6 below are incorporated herein by reference. As of the date of this Amendment No. 1, Mr. DeJoria beneficially owns an aggregate of 13,313,744 shares of Common Stock (the “Shares”), of which 5,500,000 are shares of Common Stock that are purchasable upon the exercise of Warrants that were included in the Units purchased by the Trustee. The Shares represent 11.33% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 117,503,184 (which represents the sum of (x) 112,003,184, which according to information provided by the Company to the Trustee, represents the total number shares of Common Stock outstanding as of August 22, 2022, after giving effect to substantially concurrent sales by the Company of shares of Common Stock pursuant to the Subscription Agreement and a substantially similar agreement between the Company and one or more other parties other than the Trustee and (y) the 5,500,000 shares of Common Stock issuable upon exercise of the Warrants held by the Trustee). Mr. DeJoria disclaims responsibility for the accuracy of the information provided by the Company.

The Trustee has sole power to vote and dispose of all of the Shares.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Trustee acquired 2,313,744 shares of Common Stock pursuant to a Subscription Agreement, dated as of August 22, 2022, by and between the Company and the Trustee (the “Subscription Agreement”). Pursuant to the Subscription Agreement, the Company confirmed that the Trustee is entitled to certain “demand” and “shelf” registration rights (including with respect to one or more underwritten public offerings), as well as certain “piggyback” registration rights (including with respect to one or more underwritten public offerings), in relation to such shares of Common Stock.

CUSIP 43114Q 105	SCHEDULE 13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2022

/s/ John Paul DeJoria
Signature

John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity
Name/Title